

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

<u>Via E-mail</u>
Mr. Michael Rashkin
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

      Re: Marvell Technology Group Ltd.
             Form 10-K for the fiscal year ended February 1, 2014
             Filed March 27, 2014
             File No. 000-30877

Dear Mr. Rashkin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kevin L. Vaughn

                             Kevin L. Vaughn
                             Accounting Branch Chief